# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adagio Medical Holdings, Inc., CIK 0002006986
CUSIP: 00534B100
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 26051 Merit Circle, Suite 102, Laguna Hills, California (CA), 92653
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-046486
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,321,655; sole dispositive power 0; shared dispositive power 15,321,655; aggregate amount beneficially owned 15,321,655 (73.6% of the class)
- Joseph Edelman: type of reporting person: individual (IN); sole voting power 0; shared voting power 15,321,655; sole dispositive power 0; shared dispositive power 15,321,655; aggregate amount beneficially owned 15,321,655 (73.6% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); sole voting power 0; shared voting power 15,120,753; sole dispositive power 0; shared dispositive power 15,120,753; aggregate amount beneficially owned 15,120,753 (72.6% of the class)
- C2 Life Sciences LLC: citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 200,902; sole dispositive power 0; shared dispositive power 200,902; aggregate amount beneficially owned 200,902 (1% of the class)

## Item 1. Issuer
Name of issuer: Adagio Medical Holdings, Inc.
Address of issuer's principal executive offices: 26051 Merit Circle, Suite 102, Laguna Hills, CA

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.0001 par value per share (the "Common Stock") of Adagio Medical Holding,, Inc. (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
(iv) C2 Life Sciences LLC ("C2")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.
C2 is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on the sum of: (i) 15,381,565 outstanding shares of Common Stock, as reported in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on February 7, 2025, and (ii) 5,445,069 shares of Common Stock issuable upon the exercise of Warrants (as defined below).

The Master Fund is the holder of record of (i) 9,675,684 shares of Common Stock, and (ii) 5,445,069 warrants (the "Warrants") exercisable for 5,445,069 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund and C2 and Mr. Edelman is the managing member of Perceptive Advisors. Accordingly, Perceptive Advisors and Mr. Edelman have voting and investment discretion with respect to, and may be deemed to beneficially own, the shares of Common Stock, Earn-Out Shares and Warrants held of record by the Master Fund. Perceptive Advisors does not directly hold any shares of Common Stock, Earn-Out Shares or Warrants. C2 is the holder of record of 200,902 shares of Common Stock . C2 became a holder of such securities in connection with a pro rata distribution for no consideration that ARYA Sciences Holdings IV effectuated on September 27, 2024.
Percent of class:
Perceptive Advisors: 73.6%
Mr. Edelman: 73.6%
Master Fund: 72.6%
C2 Life Sciences LLC: 1.0
Sole power to vote or to direct the vote:
Perceptive Advisors: 15,321,655
Mr. Edelman: shares 15,321,655
Master Fund: 15,120,753
C2: 200,902
Shared power to vote or to direct the vote:
Perceptive Advisors: 15,321,655
Mr. Edelman: shares 15,321,655
Master Fund: 15,120,753
C2: 200,902
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 15,321,655
Mr. Edelman: 15,321,655
Master Fund: 15,120,753
C2: 200,902

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/14/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (02/14/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/14/2025)
- C2 Life Sciences LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (02/14/2025)